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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 29, 2017

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (the "Trust"), with respect to Nebraska Fund (the "Fund"), File Nos. 333-159484 and 811-22298

Dear Ms. Larkin:
This letter is being filed to respond to the comments received from you on September 29, 2017, regarding the Trust's Post-Effective Amendment ("PEA") No. 279 to its registration statement. PEA No. 279 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), on Form N-1A on September 28, 2017.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement, pursuant to Rule 485(a) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
1.	Comment. Please revise the signature page to include language specific to Rule 485(a).
Response.  The Fund has made the requested revision in response to this Comment.
2.	Comment. In the Principal Risks for Investing in the Fund, please delete Investing in the United States Risk.
Response.  The Fund has deleted Investing in the United States Risk.
* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis